Filed by Yorkville Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-42720

Subject Company: Yorkville Acquisition Corp.

Post 1:

Post 2:

Crypto.com
@cryptocom

We're excited to share that Crypto.com and Trump Media have partnered to make $CRO a utility token of the Truth Social platform. In-line with the partnership, Trump Media will purchase approximately $105 million in $CRO for its balance sheet (685,427,004 CRO).
crypto.com/en/company-new...

crypto.com
TRUTH.
Crypto.com and Trump Media
announce a new partnership
0:08

8:59 AM · Aug 26, 2025 · **164.6K** Views

Post 3:

Part 1 of Post

Kris | Crypto.com
@kris

- A historic day for $CRO. Trump Media Group CRO Strategy announced a $6.42b U.S. Dollar treasury play. See the press release for more info on the proposed Business Combination and important info about $YORK, $YORKW and $YORKU. Here's what you need to know:
- A definitive agreement for a business combination with Nasdaq-listed $YORK to establish Trump Media Group CRO Strategy was signed today
- at completion, it will trade as $MCGA — Make CRO Great Again
- at completion, Trump Media Group CRO Strategy will be the WORLD'S LARGEST HOLDER of $CRO, with 6,313,000,212 CRO
- This ~6.3 billion CRO tokens is worth approximately $1b as of the time of the announcement
- separately, Trump Technology Media Group ($DJT) acquired $105m of $CRO and Crypto.com acquired $50m of $DJT
- This brings the total $CRO under the Trump Media Group umbrella to ~7 billion tokens.
- $CRO will become the PLATFORM TOKEN of Truth Social as a part of this broad, strategic partnership
- at completion, Trump Media Group CRO Strategy is expected to have $200m CASH to acquire more CRO
- Crypto.com and Trump Media Group are each chipping in additional $100m cash each via warrants and Yorkville is chipping in $20m cash via warrants, bringing the TOTAL CASH to ~$420m
- the company will also have access to a further $5 BILLION LINE OF CREDIT from Yorkville to, yes, you guessed it right, acquire even more CRO
- cumulatively, this will add up to an UNPRECEDENTED amount of DRY POWDER for any Digital Asset Treasury company, exceeding the total market cap of $CRO as of the time of announcement
- to put it in perspective, to reach similar level of buying power and impact on Ethereum, leading ETH treasury companies would have to buy hundreds of billion of ETH — just unprecedented
- Trump Media Group CRO Strategy will hold the CRO it acquires FOREVER

Part 2 of Post

Nick Lundgren:

Eric Anziani:

Steven Kalifowitz:

Esther Wong:

Travis McGhee:

Thales Freitas:

Part 1

Part 2

Gilad Rodkin:

CRM Email re: Announcement of Trump Media Group CRO Strategy

Email: All opt-in CDC users

Subject: Breaking: CRO is Making Headlines

Preview: Plans Announced for the First and Largest Publicly Traded CRO Treasury Company

<<Placeholder for any creative / visual notes>>

Dear Valued Customer,

We would like to share with you the latest big news involving CRO – Yorkville Acquisition Corp., Trump Media & Technology Group Corp., and Crypto.com announced that they have entered into a definitive agreement for a Business Combination to establish Trump Media Group CRO Strategy, Inc., a digital asset treasury company focused on the acquisition of CRO.

At the close of the Business Combination, Trump Media Group CRO Strategy, Inc. would be the first and largest publicly traded CRO treasury company, as well as what we believe to be the largest digital asset treasury company to asset market cap ratio in history.

You can learn all the details about this exciting news at https://MCGA.com, and you can follow the price of CRO or click to buy at below button:

(Deep-link to MA / Exchange App)

Best regards,

The Crypto.com Team

Additional Information and Where to Find It

Yorkville Acquisition Corp. intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of Yorkville Acquisition Corp. and a prospectus (the “Proxy Statement/Prospectus”) in connection with the Business Combination. The definitive proxy statement and other relevant documents will be mailed to shareholders of Yorkville Acquisition Corp. as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Yorkville Acquisition Corp. will also file other documents regarding the Business Combination with the SEC. This communication does not contain all of the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF YORKVILLE ACQUISITION CORP. AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH YORKVILLE ACQUISITION CORP.’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT YORKVILLE ACQUISITION CORP. AND THE BUSINESS COMBINATION. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by Yorkville Acquisition Corp., without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Yorkville Acquisition Corp., 1012 Springfield Avenue, Mountainside, New Jersey 07092; e-mail: york@mzgroup.us.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE BUSINESS COMBINATION DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Yorkville Acquisition Corp. and its respective directors, executive officers, certain of its shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from Yorkville Acquisition Corp.’s shareholders in connection with the Business Combination. A list of the names of such persons, and information regarding their interests in the Business Combination and their ownership of Yorkville Acquisition Corp.’s securities are, or will be, contained in Yorkville Acquisition Corp.’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Yorkville Acquisition Corp.’s shareholders in connection with the Business Combination, including the names and interests of Yorkville Acquisition Corp.’s directors and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by Yorkville Acquisition Corp. with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of Yorkville Acquisition Corp., or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Business Combination involving Yorkville Acquisition Corp., including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding Yorkville Acquisition Corp. and the Business Combination and statements regarding the anticipated benefits and timing of the completion of the Business Combination, the assets to be acquired by Yorkville Acquisition Corp., the price and volatility of Cronos, Cronos’ prominence as a digital asset and as the foundation of a new financial system, Yorkville Acquisition Corp.’s listing on any securities exchange, the macro conditions surrounding Cronos, the planned business strategy, plans and use of proceeds, objectives of management for future operations of Yorkville Acquisition Corp. and Trump Media Group CRO Strategy, Inc., the upside potential and opportunity for investors, Yorkville Acquisition Corp.’s and Trump Media Group CRO Strategy, Inc.’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination and the level of redemptions of Yorkville Acquisition Corp.’s public shareholders, and Yorkville Acquisition Corp.’s and Trump Media Group CRO Strategy, Inc.’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Yorkville Acquisition Corp.’s securities; the risk that the Business Combination may not be completed by Yorkville Acquisition Corp.’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of Yorkville Acquisition Corp.’s shareholders; failure to realize the anticipated benefits of the Business Combination; the level of redemptions of Yorkville Acquisition Corp.’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of Yorkville Acquisition Corp. or the shares of Class A common stock of Yorkville Acquisition Corp.; the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination; the failure of Trump Media Group CRO Strategy, Inc. to obtain or maintain the listing of its securities on any securities exchange after closing of the Business Combination; costs related to the Business Combination and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Trump Media Group CRO Strategy, Inc.’s anticipated operations and business, including the highly volatile nature of the price of CRO; the risk that Trump Media Group CRO Strategy, Inc.’s stock price will be highly correlated to the price of CRO and the price of CRO may decrease between the signing of the definitive documents for the Business Combination and the closing of the Business Combination or at any time after the closing of the Business Combination; risks related to increased competition in the industries in which Trump Media Group CRO Strategy, Inc. will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding CRO; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Business Combination, Trump Media Group CRO Strategy, Inc. experiences difficulties managing its growth and expanding operations; the risks that growing Trump Media Group CRO Strategy, Inc.’s validator operations could be difficult; challenges in implementing our business plan including operating a Cronos validator, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Yorkville Acquisition Corp.’s Class A common stock will be listed or by the SEC, which may impact our ability to list Yorkville Acquisition Corp.’s Class A common stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Yorkville Acquisition Corp. or others following announcement of the Business Combination, and those risk factors discussed in documents that Yorkville Acquisition Corp filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of Yorkville Acquisition Corp. dated as of June 26, 2025 and filed by Yorkville Acquisition Corp. with the SEC on June 30, 2025, Yorkville Acquisition Corp.’s Quarterly Reports on Form 10-Q, the Registration Statement that will be filed by Yorkville Acquisition Corp. and the Proxy Statement/Prospectus contained therein, and other documents filed by Yorkville Acquisition Corp. from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that Yorkville Acquisition Corp. presently knows or that Yorkville Acquisition Corp. currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Yorkville Acquisition Corp. assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Yorkville Acquisition Corp. gives no assurance that Yorkville Acquisition Corp. will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by Yorkville Acquisition Corp. or any other person that the events or circumstances described in such statement are material.

Steve:

This is obviously a massive day for crypto.com CRO and the entire CRO fam. We wanna come together quickly and in a timely manner to talk with the community a bit about the big news. Given the news is still hot, we've taken as many questions as we can from as many sources as we can. So if you have questions, still post them to Twitter, x. Our team is looking everywhere on Facebook. So wherever you guys are tuning in from, drop your questions. We'll try to get to as many as we can. We strongly encourage everybody to read the press release and all public filings related to the business combination for more information.

But for now, let's turn it over to Kris. Kris, can you sum up the momentous news we've, shared today?

Kris:

212 212. Can you guys hear me?

Steve:

I see the crow fam lighting up on, x right now.

Kris:

Guys, guys, I hope that you you browse through the notes that I posted on Twitter. This is this is probably the most impactful thing we've ever done, and I think the importance of this day is only gonna become clear to everyone as times go time goes by. I would, compare it to a snowball that just starts going down the hill and it's gonna be very, very big. We're very, very excited about, this announcement. And there are two aspects of it.

The first one is the 6,420,000,000.00 US dollars treasury play, by Trump Media Group CRO strategy. This is absolutely unprecedented in terms of the sheer scale of this endeavor, especially if you compare it, to the market cap of the token, which stood at a little over 5,000,000,000 at the time of announcement. Absolutely massive. Please make sure you go to the, official press release and read the details of it. But just to quickly let you guys know, this business combination, if you look at this this pack, it has $200,000,000 in cash.

There will be warrants bringing in another 220 for a total of $420,000,000 of cash that will go into buying CRO. There is, there's a billion dollar CRO injection or 6,300,000,000.0 CRO at at the time of announcement. There is a further 5,000,000,000 USD in line of credit from our partners, Yorkville, that will be used to buy even more cereal. So this is an absolutely momentous, day for the community. And, and and I think you you guys will look back at this moment and see that this was the turning point for CronosChain and for Crofan.

In terms of, the deal details, again, always refer to all official press releases. You guys can read up on it. Everything has been posted, by, all three partners. There are official SEC filings. I encourage you to go and read through the details.

The other, important part of this deal is, is, the integration of CROs, the utility token on True Social. This is another massive, massive news. And I think everybody should understand that, that, combining social media and crypto opens so many new ways in which the token can be used and brought to the masses. So we're very excited, about this partnership, in its entirety. We're very grateful for the trust of our partners, and we're grateful to the, to to Crofan who stood by us, over the years.

Back to you, Steve.

Steve:

So, a question that we've been seeing all over the place is we're seeing more and more digital asset treasuries pop up. What's different about this one? How how is this gonna perform differently?

Kris:

Yeah. I think the scale is number one. If you look at the ratio of, of the funds, coming in versus the market cap, this this is just unprecedented. Like, it just if if, if you took, a larger token as an example, if if, if say, a company that is running a digital asset strategy on ETH would would announce some fungus that require them to buy up, like, $400,000,000,000 of ETH to have a similar level of impact. So this is, this is just an insane, scale of of this endeavor. I think this is number one.

Number two is that, you know, we've seen a a lot of these digital assets, trading companies, treasury companies showing up, and it's basically a race for the door. I think if you look at how this deal has been structured, all founding partners, including crypto.com and, Trump Trump Media Group and Yorkville and the management, of the entity dev goal, that will run this business moving forward. Everybody's locked up. We're talking about four year lockups, full lockup for twelve months, and then gradual unlocks every six to twelve months. So we are, as as as founders of this project and as backers of this project, we firmly believe in its success and we're, we're happy to sign up for multiyear lockups.

I think it's hard to find anything like this, out there today in the market, and I think people will find this to be really differentiated. The other part of it, which is very exciting and interesting, is that now this, upon completion, of this business combination, there will be about, 6,300,000,000.0 CRO, within that company. These funds can be staked to generate yield. So that that opens a set of new, opportunities as well. So it's all very exciting and highly differentiated.

Are we having connection issues, Steve? Is it you or me?

Steve:

I think we're back. Yeah. I think we had that in there.

So, just scanning here the questions. Okay. So another big one that's been coming up is, people are wanting to hear a little bit more about Trump Media. So there's Trump Media c r Trump Media Group CRO strategy, and then there's the Trump Media and Cronos partnership. Can you talk a little about that?

I think we lost Kris. Let's give him a minute to come back. One second. My stand up isn't great. But thank everybody who's tuned in live.

Again, for those who just tuned in, aren't sure what's going on, we've had an amazing day of news. We've, just announced the Trump Media Group CRO strategy. We've also announced an awesome partnership, with Trump's Up with Truth Social, that will have CRO as a utility token on their platform. I strongly suggest that, you check out our social media. You'll see links to the press releases.

You can go to mcga.com and learn more about the announcement, for Trump Media Group CRO strategy. And please stand by as Kris gets his connection back up.

Cool. I see questions. Steve, fill us in on what 212 means.

I believe I posted a, a post on x not that long ago, asking people what's 212 or what they think it is. It was a pretty fun, thread. And boom. Just in time. Kris is back.

I was just doing stand up…

Kris: as a Steve, Steve, was it what what where was I talking to myself half of the time, or was it

Steve:

I think so. I think so. Yeah. We lost you for a little bit there, but you're back. And I've tried to entertain What is what is what is your what is your reason?

Kris:

212212. Can everybody hear me? I'm just looking at all the comments coming in. Okay.

Steve: So we heard you through the end, and then I was about to ask you, another question that came up quite a bit, which was, can you share us with us more about Trump media specifically, and and how it's split with, you know, because we have a lot of announcements today.

So there's Truth Social, and the and the Cronos integration there. Separately, there is Trump Media Group CRO strategy. So this question was specifically Trump Media and Truth Social. Can you speak more about that? Yeah.

Kris:

So you've got the the partnership with Truth Social, which involves CRO become the utility token on that platform. And as a part of this partnership, True Social is buying, 105,000,000 USD worth of, of CRO, and we are becoming a shareholder of crypto.com buying $50,000,000 of DJT stock. And, Steve, do do I have you there still? Yeah. Yeah.

Yep. We're here. We're here. 212 212. And in terms of, the the Trump Media Group CRO strategy, it's a completely new venture where, there's a business combination of a SPAC listed on Nasdaq, and that, entity upon completion of this deal will have about 6,300,000,000.0 of CRO, in it or about a billion dollars as of the announcement time.

And the business of this pack will be to to raise funds and acquire more CRO. That's the gist of it. And, in terms of the the integration with Truth Social, there will be plenty of new utility for the token on the platform, including, customer incentives and and other things that we can do to grow the adoption of cryptocurrency. Awesome. That I'm I'm super pumped by it.

Steve:

I mean, as you said, people have been talking about bringing, social and crypto together, and it's amazing to see it finally start happening. So another big question, obviously, on the minds of a lot of the CRO fam. What do these announcements mean in the short and long term for CRO and Cronos in general?

Kris:

Look. I think this is the first CRO treasury play in the world. It's definitely, a very large one. I think it's gonna really take time to adjust the scale of it and see, who is behind it. And and and I think it's, it's going to change a lot of things for Cronos. You know, one could think about the impact of it now that you you see this, as this this wave coming in as this deal completes. You know, a lot of people are going to try to get ahead of it.

So, we've been talking about, for example, ETFs and, and and we've made some progress on this front. I expect this to accelerate. Given the the vibe shift around, the chain, I expect more builders to come to launch more, more apps on it. And I strongly encourage everyone to take a look at our updated, roadmap that was just posted. There's a new website, new roadmap.

And, you know, as a as as as this chain becomes an extension of our group's regulated infrastructure, we'll be able to use it to power all of finance, including things like, you know, tokenizing stocks and whatnot. And from infrastructure perspective, we are ready to serve, to serve payments, between AI agents, and that's another huge growth opportunity. So from, if you if you see what's happening in terms of the demand side, with strategy, play with the ETFs and the building side with, what's happening on Cronos, I think future for the chain looks really bright and and definitely is a turning point, in the growth of this ecosystem.

Steve:

For sure. The the AI AI point can't be made, strongly enough.

What's happening in that space, certainly, in crypto is incredible.

Kris

Yeah. And I think, you know, the the team has put so much work in. You know, we've reduced the costs, by a factor of 10 in terms of the fees. We've seen transaction, numbers exploding.

We've, we've seen block times being reduced. So so there is there's the infrastructure part of it. The infrastructure is improving. And then, you know, you've got this very crisp and clear vision of powering all of finance, including being ready for AI, with, you know, with the, CRO strategy, play happening and ETFs happening. So it's basically, you know, it's it's a it's a three sixty player. It's absolutely exciting. And I think it's very rare in the market today that you can tick all these boxes.

Steve:

Yeah. Like, so many like, you you often hear, right, that overnight success takes, ten years of hard work in the background. Exactly what's happening.

Cool. And then, you know, obviously, you know, we're big supporters of Cronos. Cronos is its own entity. And as you said, they just launched a new website, and so new, road map there. So definitely, check that, check check out Cronos' website and, see all the exciting updates that are happening there.

Cool. Another big question that I've seen pop up a lot.

What is all of this news today and especially all the things that are happening with, Trump Media Group, CRO strategy? What is the effect of that on the CRO rewards and the benefits programs, like LevelUp? Alright.

Kris:

I think, our objective is to make sure that, the LevelUp program becomes progressively, more attractive so that we can onboard millions of, tens of millions, hundreds of millions of people to it. So you can count on us to, frequently release updates that make the program better, more accessible, and the value should improve. The way to think about it is kind of like, you know, when back in the day Amazon Prime started, it was a very bare bones thing. And then over time, a lot of stuff was added to it. So that this it's a no brainer right now.

We're thinking, about this all the time and thinking how can we make it better. So you should, you should stay tuned for what's coming next. Obviously, now with, with True Social, we have access to, a social network. We've got some new ideas for what can we do with the CRZ tools token there. So now now we've got two very large platforms supporting it. So it's it's very exciting.

Steve:

Cool. Alright. So I'm just scanning through some more. Alright.

So there have been a lot of announcements lately about crypto.com's custody, digital asset treasury, crypto as a service. Is that a new focus? Is there something unique, about how crypto.com is handling it? Like, how how is that there was a question, like, are you just following the others, or are you doing something interesting there?

Kris:

Right. That's a very good question. So, obviously, at heart, we are this global brand that that that, helps mainstream, crypto. But over the last nine years, we've built so much infrastructure in terms of regulatory setup, in terms of cybersecurity, and and all the platforms that we use to operate our business globally. I think it only makes sense for us to make this available to our partners, and we can do it, at a very competitive, in a very competitive setup because we already have a business that is growing and is profitable. So for example, with custody, you know, we can offer extremely aggressive fees to our partners, and we can monetize it through our institutional exchange as a trading venue, I e, you hold your coins with our regulated custodian, and the custodian, is is is is, for example, a US trust company.

So it's fully separated, but we can allow you to trade, on our exchange while your coin sits, sitting cold storage. So it's a very compelling, offer for for many of the, businesses in our industry. We obviously have a very trusted brand for which we are very grateful. So gradually expand, into these areas, and it helps us increase the scale of our business, drive costs down further so we can pass some of the savings and improvements back to our, retail customers. So it's a win win for everybody.

Steve:

Perfect. Okay. There's I'm gonna try to capture a lot of questions into this just one open ended question that you can take as you wish. What else is ahead? Right?

Everybody wants more. So, we're bringing out some big stuff today, which should people should, show people how we're thinking and explain a lot of things that have happened in the past. What's next?

Kris:

Well, fundamentally, today is all about creation of this new, tremendous buy flow. And with it, what will come is an expansion of the entire ecosystem, more builders, more partners like ETFs.

Everybody's gonna be wanna be a part of this, this story that is just unfolding. You guys have to remember that, that it takes a couple months be from the announcement to the t SPAC to the moment where you can actually deploy these funds. Right? So and and and in the meantime, there's gonna be a very, interesting news flow as, as as the company and the partners, you know, puts, more points on the board, if you will. So it it's gonna be a very interesting time.

I don't want to, give up too much at this stage. You know, as you guys can see from this announcement today, we try to keep our cards close to the chest. But we've got, we've got ambitious plans. And this is just the first day when we're announcing it, and, I couldn't be more excited about the future of the chain and this and broadly this partnership. Awesome.

Steve:

Cool. Lastly, asking for a friend. This is my my turn to ask a question because I got the mic. Is crypto.com going public?

Kris:

I think there's about 212 people who asked me this question in the last six months.

Obviously, the market is really hot. Companies are are valued really richly in our industry. I think, I don't have any official news to share today on this topic. We've got so many exciting ideas that we are pursuing in terms of just building and scaling the business. Driving this process is our first, priority.

And, and and what you've seen today, is is an example of what what can be accomplished. Right? But there is quite a number of other irons in the fire, which we we we we can't talk right now. And I think as a company, we want to make sure that we execute against all these opportunities to the absolute maximum. And we want to, of course, make sure that we are ready to pull the trigger on a potential listing whatever we want.

I've always, told our team is that, you know, that, if we do a good job, then, you know, opportunities will present themselves. Right? We don't want to rush it just because the market is hot. We want to make sure that, that we deliver very robust underlying performance, and we can be ready to pull the trigger anytime we feel like this is the right thing to do for the business. So probably more on this at some point in time, but not today.

Steve:

Fair. Fair. And, you know, for sure, as you said, we've, always taken a long view of this company. And I definitely appreciate the the continued focus there even in the context of, an exciting, and, interesting time in the industry. Cool.

I think I'm just looking at the clock. I think we're gonna wind it down there. We've been up for a bit. Just Kris, before we close, any final remarks for me?

Kris:

Again, I'm just really grateful for the trust of our partners.

This is, a a new journey that we are embarking on, and I think the, it is very clear that from day one that we've got very ambitious plans. Thank you for the community for your support, and, stay with us for the ride. It's gonna be a lot of fun, and I'm looking forward to doing more of these, pretty soon. Awesome. Alright.

Steve:

I have a little bit of home a little housekeeping before anybody goes anywhere. So, one, with news like this, be very careful of the stuff you see out in the world. Go to mcga.com. Again, that's mcga.com. And at the bottom of the footer, you'll see the social media links.

Follow those if you wanna know what's going on with Trump with Trump Media Group CRO strategy, so that you don't follow wrong things or get wrong information. And, again, as we said earlier, definitely check out what the guys at, Cronos are doing. Cronos.org, they've got a new site that they just launched. I was looking at it earlier today. It looks amazing, and they've got a really exciting road map there.

So highly suggest you check that out, and and see all of the things that they're working on. Cool. I think and I'm hoping as we close, they'll put up, also a page that'll show you all the social media accounts for MCGA, that you can follow. Cool. Thank you, everybody, and, let's keep going.

Kris:

See you soon, guys.

America's CRO Treasury
New
Trump Media Group and Crypto.com announce a $6.42B CRO treasury. Tap for more info on the proposed Business Combination and important info about $YORK, $YORKW and $YORKU
Trade YORK
Tap for more
1/8

9:41
Indigo
Home
Earn
NFT
Total Balance
$ 1,080,682.21 USD
+1.98%
+$21,613
Buy
Sell
Deposit
Pay
America's CRO Treasury
New
Trump Media Group and Crypto.com announce a $6.42B CRO treasury. Tap for more info on the proposed Business Combination and important info about $YORK, $YORKW and $YORKU
Trade YORK
Tap for more
1/8
Favorites
Bitcoin
BTC
$110,120.03
+2.03%
Home
Stocks
Predict
Account
Card

[redacted]

:59 PM • Fri, Dec 22
AppInboxUpdate • 15m
America's CRO Treasury
Trump Media Group and Crypto.com announce a $6.42B CRO treasury. Tap for more →
BREAKING NEWS
TRUMP MEDIA GROUP
CRO STRATEGY
Android System
USB debugging connected
Tap to disable USB debugging.

1024×512 - App push / Android

BREAKING NEWS
TRUMP MEDIA GROUP
CRO STRATEGY

[redacted]

crypto.com

TRUMP MEDIA GROUP
CRO STRATEGY

[redacted]

[redacted]

9:41
Indigo
BREAKING NEWS
TRUMP MEDIA GROUP
CRO STRATEGY
Trump Media Group and Crypto.com announce America's $6.42B CRO treasury
Tap for more info on the proposed Business Combination and important info about $YORK, $YORKW and $YORKU
Tap for more
Buy CRO
Home
Stocks
Predict
Account
Card

Trump Media Group and Crypto.com announce America's $6.42B CRO treasury
Tap for more
TRUMP MEDIA GROUP
CRO STRATEGY

9:41
Search Coins
ETH /USD
2,598.53
+3.39%
CRO /USD
0.14345
+4.98%
SHIB/USDC
0.000014994
+1.65%
DOGE/USD
0.224941
+1.65%
PEPE /USDC
0.000013394
-10.77%
View More
Trump Media Group and Crypto.com announce America's $6.42B CRO treasury
Tap for more
TRUMP MEDIA GROUP
CRO STRATEGY
1/8
Featured
Stake & Earn
Earn daily interest
Referral
Refer and get $2,000
Home
Markets
Trade
Wallets